                   9500 W. 55th Street, Suite A l McCook, Illinois 60525-3605 l 708.290.2100 l Fax 708.290.2200
                  Publicly Traded (NYSE Amex: WGA), www.wellsgardner.com

January 3, 2011

Via EDGAR and FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:                                 Larry Spirgel

            Re:     Wells-Gardner Electronics Corporation
                      Form 10-K for the year ended 12/31/2009
                      Filed March 11, 2010
                      Definitive Proxy Statement on Schedule 14A
                      Filed on March 11, 2010
                      File No. 001-08250

Ladies and Gentlemen:

Please find below the responses of Wells-Gardner Electronics Corporation (the “Company”) to your letter dated December 16, 2010, providing comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A filed on March 11, 2010.  In order to facilitate the review of this letter by the Staff of the Securities and Exchange Commission (the “Commission”), I have restated each of your numbered comments below and have included the Company’s response directly below each comment.

1.   In the first paragraph under Manufacturing and Assembly on page 3 we note your reliance on two sources for almost all of your LCD chassis subassemblies and other limited sources for LCD panels, touch sensors and controllers, and inverters.  Please disclose the names of these sources.  Please revise to discuss the material terms of the agreements you have with these suppliers.

Response:

The Company will revise as follows:

The Company’s production activities consist primarily of circuit designs, assembling electronic video boards, and finished units (and to a limited extent subassemblies), aligning, testing and integrating touch sensors at its outsourced operations in China and in its McCook, Illinois plant.

In 2009, the Company had two sources performing final assembly of open frame displays and supplying the Company with all of the LCD chassis subassemblies based on custom designs and setup specifications developed by the Company.  These two sources are Fast Technologies Inc and the Axiomtek Display Solutions, a Division of Axiomtek Computer Co., Ltd.  Both Fast and Axiomtek have separate facilities in Qingxi, Guangdong Province, China.  Both Fast and Axiomtek are headquartered in Taiwan.  The Company has subcontract supply agreements with both companies and produces its major lines with both Companies, so there is no reliance on just one company.  Furthermore, both agreements are terminable at will, with appropriate notice.  Both subcontract supply agreements require the company to purchase and supply the LCD panels and touch sensors and controllers to the subcontractor, are priced on a cost plus basis, and restrict Fast and Axiomtek from manufacturing and selling open frame displays to gaming and amusement companies headquartered in North America, South America, Europe and Australia and parts of the rest of the world.

The Company relies on outside sources for the majority of its required components.  A limited number of sources are available for some electronic components and other raw materials. The Company has three major sources of LCD panels, two major sources of its touch sensors and controllers, and one major source for its inverters.  The three major sources of LCD panels are Au Optronics of Taiwan and Samsung Electronics and LG Display of Korea.  The two major sources of touch sensors and controllers are 3M Touch Systems of the USA and TPK Holdings Co., Ltd. of Taiwan.  The only source of inverters is Sampo Corporation of Taiwan, which again are manufactured to the Company’s specifications.  As the Company believes is characteristic of other manufacturers in its industry, it has been confronted with long lead times and cost pressures.  Due to some of these extended lead times, the Company carries additional inventory of certain critical supply components.

2.   We note you have not disclosed the conclusions of your principal executive or financial officers regarding the effectiveness of your disclosure controls and procedures as of the period covered by this filing.  Refer to Item 307 of Regulation S-K.  In this regard, your current disclosure only states that the Disclosure Committee conducted an evaluation of the effectiveness of the company's disclosure controls and procedures.  Please confirm you will comply with Item 307 to disclose the required conclusions.

Response:

The Company hereby confirms that future filings will clearly indicate that the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by the filing and will delete the last paragraph of Item 9A and replace it with the following:

“The Company's Chairman, President and Chief Executive Officer, its Chief Financial Officer, and other members of the Disclosure Committee conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) or 15d-15(e)), as of [or insert date of applicable filing, as applicable].  In making this assessment, management used the criteria set forth by the committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on such evaluation, the Company's Chairman, President and Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as of the end of the period covered by the report, were adequate and effective to provide reasonable assurance that information required to be disclosed by the Company in reports that are filed or submitted under the Exchange Act, (1) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.”

3.   Please refer to prior comment one.  We note from page 3 and your risk factor disclosure on page 5 that you are dependent on (i) two sources for supplying almost all of the LCD chassis subassemblies in addition to other limited sources for LCD panels, touch sensors and controllers, and inverters, and (ii) Aristrocrat and your next two largest customers account for about 60% of your total revenues.  However, you have not filed any of these contractual arrangements as material agreements under Item 601(b)(10)(ii)(B).  Please advise or comply.

Response:

The Company will add in a new sentence to the Risk Factor on Page 5:

“Please see additional detail regarding our suppliers provided in the MANUFACTURING AND ASSEMBLY section on page 3.”

We note for the Commission that there is no reliance on any one of the suppliers and both agreements are terminable at will, with appropriate notice.

The Company and it’s Board of Directors has a policy of not filing the contractual arrangements as material agreements under 601(b)(10)(ii)(B) for the Aristocrat agreements, the Fast Technologies Inc. agreement nor the Axiomtek Display agreement as such agreements are considered proprietary Trade Secrets and confidential information.  The release of such agreements would put the Company at a competitive disadvantage to its competitors and adversely affect the Company’s business and financial condition because of the competitive harm that could result from the disclosure.  Such documents have never been publicly disclosed other than as to their existence, and each have confidentiality and non-disclosure provisions contained in them and the access to such contracts are limited to under six persons (who have a need to know) within the Company, all subject to confidentiality.  The Company believes that the disclosures made regarding the respective agreements are in compliance with the appropriate disclosure requirements and give the prospective reader sufficient knowledge as to their impact on the Company.

Lastly, the Company does not have any contractual arrangements with the next two largest customers after Aristocrat.

4.   Based upon the 2009 Summary Compensation Table, we note you have paid bonuses to Messrs. Spier and Brace.  Please disclose the factors or circumstances upon which you decide to award these bonuses.

Response:

The Company will add in future filings the following as to each respective period covered:

“In February, 2009, the Compensation Committee of the Board of Directors approved a non-equity incentive compensation plan (the “Bonus Plan”) for officers of the Company, with one component of any payments under such plan (the "Company Performance Provision") being determined based on achievement of net income goals of the Company for 2009 (as calculated after giving effect to any management bonus allocation), and the other portion of the plan (the "Personal Objectives Provision") being based on individual achievement by each officer of quantifiable, but not directly financial, personal objectives established between Mr. Spier (or, in the case of Mr. Spier, the Compensation Committee) and each officer at the beginning of 2009.  The Company Performance Provision provided for a payment to each officer of a payment ranging from 5% to a maximum of 22.5% of each officer's base salary, depending upon the Company's final net income for 2009 relative to the established goals, and subject to possible further reduction based on each officer's performance rating.  The Personal Objectives Provision provided for a payment to each officer of up to a maximum of 7.5% of his base salary, with the exact amount of the payment determined based on the percentage of his individual personal objectives actually achieved in 2009.  For example, an officer who achieved all of his personal performance objectives would receive a payment equal to 7.5% of his base salary; an officer who achieved 50% of his personal performance objectives would receive a payment equal to 3.75% of his base salary under the Personal Objectives Provision.

In determining the amount of the payments made to the officers pursuant to the Personal Objectives Provision, the Compensation Committee assesses the extent to which each officer achieved his previously determined personal goals, and approved the recommendations of Mr. Spier with respect to each officer other than Mr. Spier.  Among the personal performance objectives considered by the Committee in determining the amount of the bonus paid to Mr. Spier were the following: (i) overall performance of the Company, (ii) new customer sourcing, (iii) success in bringing new products to market and (iv) management of a change in one of the Company's sales representatives; and (v) the overall performance of Mr. Spier.  Among the personal performance objectives considered by Mr. Spier and the Compensation Committee in determining the bonus paid to Mr. Brace were the following:  (i) management of working capital and timely accounts receivable collection, (ii) reduction of inventory, (iii) minimizing sales below margin, and (iv) managing covenant compliance under the Company's senior credit facility; and (v) the overall performance of Mr. Brace. “

5.   Further, the 2009 Summary Compensation Table shows stock awards paid to Messrs. Spier and Brace but we note you have not disclosed the aggregate grant date fair value for these awards, as computed in accordance with FASB ASC Topic 718.  Refer to Items 402(n)(2)(vi) and (vii) of Regulation S-K and confirm you will comply.

Response:

The Company believes the disclosure is correct in the 2009 Summary Compensation Table, which includes the aggregate grant date fair value for the awards.  However, the Company confirms that it will disclose the aggregate grant date fair value for these awards as computed in accordance with the FAXB ASC Topic 718 in future filings and footnote the disclosure appropriately.

6.   Also, the 2009 Outstanding Equity Awards at Fiscal Year-End Table shows the number or shares of units of stock that have not vested for Messrs. Spier and Brace but does not show their vesting dates.  Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K and confirm you will comply.

Response:

The Company hereby confirms that it will disclose the vesting dates in future filings.

As requested by the Staff of the Commission, the Company is providing the following acknowledgements:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (708) 290-2120.

Sincerely,

James F. Brace
Executive Vice President & Chief Financial Officer,
Secretary & Treasurer

cc:        Karl M. Ahlm, Esq.
Philip E. Ruben, Esq.

9376225.1